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Direct Dial Number (310) 282-6271 Email: jsoza@chrisglase.com	April 17, 2007

Julia E. Griffith

Securities and Exchange Commission

Department of Corporate Finance

Office of Mergers and Acquisitions

100 F Street N.E.

Washington, DC 20549

via EDGAR system

Re:	Sunterra Corporation:
Schedule TO-T (File No. 005-47333)
Filed by Diamond Resorts LLC
DR Resort Holdings, LLC
And DRS Acquisition Corp.

Dear Ms. Griffith:

Reference is made herein to that certain comment letter, dated March 30, 2007 (the “Comment Letter”), from you with respect to the above-referenced filing by Diamond Resorts LLC, a Nevada limited liability company (the “Affiliate”), DR Resort Holdings, LLC, a Nevada limited liability company (the “Parent”), and DRS Acquisition Corp., a Maryland corporation (the “Offeror” and, together with the Affiliate and the Parent, the “Filers”).

Please find submitted herewith via EDGAR system for filing with the United States Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the Schedule TO-T (as amended by Amendment No. 1, the “Schedule TO”) filed by each of the Filers in connection with the tender offer (the “Tender Offer”) by the Offeror to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Sunterra Corporation, a Maryland corporation (the “Company”).

As set forth in the Offer to Purchase previously filed with the Schedule TO (the “Offer to Purchase”) and disseminated to the shareholders of the Company, the Tender Offer is scheduled to expire at 5:00 P.M. New York City Time, on April 25, 2007. Subject to the satisfaction or waiver of the conditions to the Tender Offer set forth in the Offer to Purchase, the Offeror intends to purchase promptly all Shares validly tendered and not withdrawn in the Tender Offer on or prior to the expiration of the Tender Offer.

Please note that each of the Filers’ response to the comment in the Comment Letter is set forth below.

In connection with the filing referenced above, each of the Filers acknowledges that such Filer is responsible for the adequacy and accuracy of the disclosure in such filing. In addition, each of the Filers acknowledges that comments from the Commission or changes in response to such comments in such filing do not foreclose the Commission from taking any action with respect to such filing. Furthermore, each of the Filers represents that such Filer will not assert comments from the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Griffith

Securities and Exchange Commission

April 17, 2007

Responses to Comment in the Comment Letter:

Offer to Purchase:

General

1.	Please tell us why you believe that the information you have furnished to the shareholders of Sunterra with respect to the company’s financial position is sufficient to allow them to make an informed investment decision.

As previously discussed, the Filers have included in the Offer to Purchase filed with the Schedule TO and furnished to the shareholders of the Company all material, non-public information of the Company that was disclosed by the Company to the Filers on or prior to the date of such Offer to Purchase. In addition, the Schedule TO is being amended by Amendment No. 1 to include additional non-public information provided by the Company to the Filers in connection with disclosure of information to certain potential lenders described in the Offer to Purchase. In addition to disclosure of such additional information in the Schedule TO, such additional information is being made available, as described in the press release issued by the Affiliate on the date hereof and filed as an exhibit to the Amendment No. 1, on the website of the Affiliate at www.diamondresorts.com and on the website of the Company at www.sunterra.com concurrently with the filing of the Amendment No. 1. As of the date hereof, the Filers do not believe that they are in possession of any material, non-public information of the Company that has not been disseminated to the shareholders of the Company in connection with the tender offer described in the Offer to Purchase.

If you have any questions or comments regarding the filings, please feel free to contact the undersigned, if via telephone, at (310) 282-6271 or, if via facsimile, at (310) 556-2920. Thank you for your attention to this matter.

Very truly yours,

/s/ Jeffrey C. Soza

Jeffrey C. Soza

of CHRISTENSEN, MILLER, FINK, JACOBS,

GLASER, WEIL & SHAPIRO, LLP

Enclosures